# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GrabAGun Digital Holdings Inc., CIK 0002051380
CUSIP: 38387Q105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 EAST BELTLINE ROAD, 200 EAST BELTLINE ROAD, COPPELL, Texas (TX), 75019
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002125062-26-000003
Filed by CIK 0002125062

## Reporting persons
- Cossey Brent: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (1.6% of the class)

## Item 1. Issuer
Name of issuer: GrabAGun Digital Holdings Inc.
Address of issuer's principal executive offices: 200 EAST BELTLINE ROAD, 200 EAST BELTLINE ROAD, COPPELL, TEXAS, 75019.

## Item 2. Person Filing
Name of person filing: Brent Cossey
Address of principal business office or, if none, residence: 3093 Whispering Oaks Drive, Highland Village, Texas 75077
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, Mr. Cossey may be feemed to beneficially own 500,000 shares of common stock, par value $0.0001 per share of the issuer (the "Shares").
Percent of class: The following percentages are bas on 31,698,936 Shares outstanding as of the most recent date, which is hte total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026. As of he date hereof, Mr. Cossey may be deemed to beneficially own approximately 1.60% of the outstanding Shares.
Sole power to vote or to direct the vote: See cover page items 5-9
Shared power to vote or to direct the vote: See cover page items 5-9
Sole power to dispose or to direct the disposition: See cover page items 5-9
Shared power to dispose or to direct the disposition: See cover page items 5-9

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cossey Brent: Brent Cossey, Reporting Person (06/22/2026)